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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date April 23, 2007	By:	/s/ M. K. Koo Name: M. K. Koo
Title: Chief Executive Officer

NEWS RELEASE

REPRESENTED BY PAN PACIFIC I.R. LTD.	CONTACT: Lorne Waldman
1790 - 999 WEST HASTINGS STREET	President
VANCOUVER, BC, CANADA V6C 2W2	E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669-7816	WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831
NAM TAI ELECTRONICS, INC.
CEO to Resign Effective May 31, 2007 to Rejoin Yu Ming As Chief
VANCOUVER, CANADA — April 12, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that it is accepting, with regret, the resignation of Mr. Warren Lee as Nam Tai’s Chief Executive Officer, effective May 31, 2007, so that Mr. Lee can accept the position of Managing Director of Yu Ming Investments Limited (“Yu Ming”).
Yu Ming is an investment company listed in Hong Kong, engaged in investments of property, private equity, structured financing and listed securities. Before joining Nam Tai, Mr. Lee had served Yu Ming since July 1992.
“I was asked personally by the person-in-charge of Yu Ming to succeed him,” Warren Lee said, “and it is a gesture I just could not decline. During my short tenure at Nam Tai, I have come to appreciate its business ethic and the dedication of its management team. It is truly an organization of which to be proud.”
“Mr. Lee has brought with him a new perspective for Nam Tai’s management. His presence with us, although of short duration, has been positive and he has made a valuable contribution to Nam Tai. We regret but understand his decision,” said Mr. M. K. Koo, Nam Tai’s Chairman and founder, “and wish him every good fortune in his new challenge.”
Pending the identification or recruiting of a suitable successor for Mr. Lee, Mr. Koo will assume the duties and responsibilities as Nam Tai’s Chief Executive Officer.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headsets for use with cellular phones.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may visit the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC registered with The Stock Exchange of Hong Kong are 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal the shares of the Company based solely on such information.